UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
PetJoy Inc.

Legal status of issuer

  Form
  Corporation

  Jurisdiction of Incorporation/Organization
  Delaware

  Date of organization
  April 19, 2022

Physical address of issuer
8 The Green, STE A, Dover, DE 19901

Website of issuer
www.petjoy.com

Name of intermediary through which the Offering will be conducted
Title3Funds.com

CIK number of intermediary
0001685995

SEC file number of intermediary
007-00083

CRD number, if applicable, of intermediary
286035

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.0% of the amount raised in the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
Securities in an amount equal to 2% of the total Securities sold in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
North Capital Private Securities Corporation

Type of security offered
Class B Non-Voting Common Stock

Target number of Securities to be offered
5,000

Price (or method for determining price)
$2.00

Target offering amount
$10,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,235,000.00

Deadline to reach the target offering amount
December 15, 2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$940,777	N/A
Cash & Cash Equivalents	$768,284	N/A
Accounts Receivable	$26,399	N/A
Short-term Debt	$4,575	N/A
Long-term Debt	$770,598	N/A
Revenues/Sales	$2,407,962	N/A
Cost of Goods Sold	$1,208,097	N/A
Taxes Paid	$0	N/A
Net Income	-$834,950	N/A

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

December 15, 2023

FORM C

Up to $1,235,000.00

PetJoy Inc.



Class B Non-Voting Common Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by PetJoy, a Delaware Corporation (the "Company," as well as references to "we," " "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of Common Stock of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $10,000.00 and up to $1,235,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Title3Funds.com (the "Intermediary"). The Intermediary will be entitled to receive 7% of the amount raised in the Offering and 2% of the Securities sold in the Offering.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$0	$100.00
Aggregate Minimum Offering Amount	$10,000.00	$700.00	$9,300.00
Aggregate Maximum Offering Amount	$1,235,000.00	$86,450.00	$1,148,550.00

(1) The Intermediary will receive 7% of the amount raised in the Offering and 2% of the Securities sold in the Offering. This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.petjoy.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is December 15, 2023.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM-C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES CORPORATION, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements

by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.petjoy.com

The Company must continue to comply with the ongoing reporting requirements until:
1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

PetJoy Inc. (the "Company") was originally formed as a California limited liability company called PetJoy LLC on April 19, 2022. On October 9, 2023, the Company converted to a Delaware corporation.

8 The Green, STE A, Dover, DE 19901
The Company's website is www.petjoy.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

PetJoy Inc. is a subscription-based e-commerce pet company that specializes in selling high-quality pet products such as supplements, treats, food, toys, and accessories. The primary business model is built off subscription-based e-commerce sales. This allows customers to conveniently order products from our website and have them delivered to their doorstep monthly. This not only ensures that pets get the nutrition that they need, but it provides a predictable revenue stream for the company. By offering a 30 day sample program and guaranteeing the pets will enjoy its products, it allows explosive growth potential for new customer acquisition. PetJoy is continuously developing new products to extend its customers lifetime value while providing ongoing solutions for various issues pets have. The Company has a clear mission to provide pet owners with a convenient and enjoyable shopping experience, while also delivering top-notch customer service and exceptional value.

The Offering

Minimum amount of Class B Non-Voting Common Stock being offered	5,000
Total Class B Non-Voting outstanding after Offering (if minimum amount is reached)	2,442,500
Maximum amount of Class B Non-Voting Common Stock	617,500
Total Class B Non-Voting Common Stock outstanding after Offering (if maximum amount is reached)	3,055,000
Purchase price per Security	$2.00
Minimum investment amount per investor	$100.00
Offering deadline	December 15, 2024
Use of proceeds	See the description of the use of proceeds on page 30 hereof.
Voting Rights	One vote per share. See the description of the voting rights on page 40 hereof.

Concurrently with this Offering, the Company is conducting a private placement offering under Rule 506(c) of Regulation D to raise up to $5,000,000 on the same terms as this Offering (the "Reg D Offering"). The Class B Non-Voting Common Stock above do not reflect the contemplated Class B Non-Voting Common Stock offered in the Reg D Offering.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our products/services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials, major components, basic ingredients subsystems for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials, major components, basic ingredients subsystems which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material, component, basic ingredient subsystem.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Rick Bennink and Brian Murphy who are CEO and COO, respectively. The Company has or intends to enter into employment agreements with Rick Bennink, Brian Murphy, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Rick Bennink, Brian Murphy, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use

of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Rick Bennink and Brian Murphy, in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Rick Bennink or Brian Murphy die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge

concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.
The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.
Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, supply chain, etc. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our

advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary

intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.

The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of chemicals, raw materials, crops or other commodities, fuel prices and government-sponsored agricultural and livestock programs. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of chemicals, raw materials, food ingredients and other agricultural products as well as aluminum, glass jars, plastic trays, corrugated fiberboard and plastic packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our manufacturing facility or at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.

We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The consolidation of retail customers could adversely affect us.

Retail customers, such as supermarkets, warehouse clubs, and food distributors in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have

an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.

Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Form C entitled "Transactions with Related Persons" for further details.

Risks Related to the Securities

The Securities will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A portion of the proceeds from the Offering will be used to pay accrued and unpaid wages of Rick Bennink and Brian Murphy.
These proceeds will not be available for the ongoing operations of the Company but will instead be paid to these insiders as unpaid compensation for prior service to the Company.

A portion of the proceeds from the Offering will be used to pay the accrued and unpaid expenses of Rick Bennink and Brian Murphy.

These proceeds will not be available for the ongoing operations of the Company but will instead be paid to these insiders as repayment for expenses incurred prior to the Offering and owed to them by the Company.

A portion of the proceeds from the Offering will used to repay obligations of the Company currently in arrears.
These proceeds will not be available for the ongoing operations of the Company but will instead be paid to creditors for amounts which are currently overdue.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 90.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to end the Offering early.
The Company may also end the Offering early. If the Offering reaches the Minimum Amount after 30 calendar days but before the Offering deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Your ownership of the shares of stock will be subject to dilution.
Owners of do not have preemptive rights. If the Company conducts subsequent Offerings of or Securities convertible into , issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including

the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of .

Investors will not be entitled to any inspection or information rights other than those required by law.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in limited to no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things. In addition, the Company is not currently subject to the reporting requirements of the Exchange Act. Therefore, Investors may not have access to information to which they would have access if the investment were made in a publicly held company whose offering was issued under the Exchange Act, and who is subject to the reporting regulations provided by the Exchange Act.

The Securities in this Offering are Non-Voting and have no protective provisions.
The Securities in this Offering are non-voting and have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a stockholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a "liquidation event," or "change of control" for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

You should be aware of the long-term nature of this investment.
There is not now, and may never be, a public market for the Securities. Because the Securities are being sold under exemptions to registration, and therefore have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities may have certain transfer restrictions. Our bylaws also place additional transfer restrictions on the Shares. It is not currently contemplated that registration under the Securities Act or other securities laws will occur for the Securities. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a sale in the future. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. You must assess the adequacy of disclosure and the fairness of the terms of this Offering on your own or in conjunction with your personal advisors. You should be aware of the long-term nature of your investment in the Company.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the Offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

Material changes to the Offering will cancel pending investments unless you reconfirm your commitment.
Material changes to an offering include but are not limited to: a change in minimum offering amount, change in the security price (except as otherwise described in this Form C with respect to participation in tranches with at discounted prices), change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed Investors will be given five (5) business days to reconfirm their investment commitment. If Investors do not reconfirm, their investment will be cancelled and the funds will be returned.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

PetJoy Inc. is a subscription-based e-commerce pet company that specializes in selling high-quality pet products such as supplements, treats, food, toys, and accessories. The primary business model is built off subscription-based e-commerce sales. This allows customers to conveniently order products from our website and have them delivered to their doorstep monthly. This not only ensures that pets get the nutrition that they need, but it provides a predictable revenue stream for the company. By offering a 30 day sample program and guaranteeing the pets will enjoy its products, it allows explosive growth potential for new customer acquisition. PetJoy is continuously developing new products to extend its customers lifetime value while providing ongoing solutions for various issues pets have. The company has a clear mission to provide pet owners with a convenient and enjoyable shopping experience, while also delivering top-notch customer service and exceptional value.

Business Plan

Exhibit B to this Form C is a detailed Business Plan of the Company. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry, and future plans and prospects. Exhibit B is incorporated by reference into this Form C.

History of the Business

The Company was originally formed as a California limited liability company called PetJoy LLC on April 19, 2022. On October 9, 2023, the Company converted to a Delaware corporation.

Prior to its formation, the PetJoy brand was incubated by Brand Ventures Inc. since 2019. In this capacity, the PetJoy brand was managed as a client of Brand Ventures Inc.

The Company's Products and/or Services

Product / Service	Description	Current Market
Thrive Daily Multivitamin	PetJoy's Thrive Daily Multivitamin is a tasty pork-flavored soft chew that offers ten benefits in one. The advanced supplement contains essential minerals and omegas that help to strengthen the immune system, promote skin health, and balance energy levels. This supplement promotes longevity and overall health, helps to reduce vitamin and mineral deficiencies, and enhances daily performance. The supplement is free from wheat, corn, soy, dairy, harmful chemicals, preservatives, or artificial flavoring. Our supplements are veterinarian approved and crafted to provide the highest quality nutritional support for happy and healthy pets.	Customers are any household that owns a dog.
Balance Advanced Probiotic Supplement	PetJoy's Balance Advanced Probiotic Supplement is specifically designed to support the beneficial bacteria and microflora in dogs' guts. With a specially selected 19-ingredient formula, it helps address imbalances that can contribute to nutrient deficiencies, upset stomachs, diarrhea, vomiting, and other serious illnesses. This cutting-edge formula combines natural probiotic ingredients to promote overall gut health in dogs. It helps the "good bacteria" flourish and limits the growth of "bad bacteria," resulting in a healthier digestive tract, balanced energy levels, and a stronger immune system.	Customers are any household that owns a dog.

Move Daily Joint Supplement	PetJoy's Move Daily Joint Supplement is specially formulated to improve the pet's mobility, flexibility, and soft tissue health while reducing inflammation and pain. The natural ingredients, including glucosamine, MSM, and chondroitin sulfate, provide joint support and help repair cartilage, tendons, and ligaments. This supplement is perfect for active and working dogs and can be administered easily with delicious soft chews. PetJoy's "food grade" supplements are veterinarian approved and come with a "100% Yumology guarantee!" to ensure pets love the taste	Customers are any household that owns a dog.
Complete Heart Health	PetJoy's Complete Heart Health - the pork-flavored chews are specially designed to improve the pet's overall cardiovascular health and promote longevity. With high-quality ingredients such as EPA, DHA, Vitamin E, and Diacalcium Phosphate, these soft chews help to reduce inflammation and protect against abnormal heart rhythms, while improving joint mobility, reducing skin allergies, and enhancing coat and fur. Perfect for dogs of all breeds and ages, our "food grade" supplements are crafted to provide the highest quality nutritional support approved by veterinarians and come with a 100% Yumology guarantee.	Customers are any household that owns a dog.

Fresh Dental Rinse	PetJoy's Fresh Dental Rinse – the perfect solution for a pet's dental care needs! Dental rinse is specially formulated for both dogs and cats to help reduce plaque and tartar buildup while improving teeth strength and freshening breath. With its advanced formula, it targets pet plaque and tartar in hard-to-reach areas and contains antiseptic and antimicrobial properties that help fight periodontal disease without brushing. The rinse is easy to use and has no alcohol, sugar, or surfactants, making it safe for everyday use.	Customers are any household that owns a dog and cats
Cat Advanced Daily Multivitamin for Cats	PetJoy's Advanced Daily Multivitamin for Cats. This specially formulated supplement soft chew is packed with all the essential vitamins and minerals your cat needs for complete health. The formula includes essential fatty acids and omegas for healthy skin and a strong immune system, Biotin and Linoleic Acid for luxurious and full fur, and additional ingredients to promote cardiovascular health, digestion, and cognitive and nervous system health. These chews taste great and are suitable for cats of all ages.	Customers are any household that owns a cat.
Green Keeper XL	PetJoy's innovative Green Keeper, Soft Chew Dog Supplements, proudly crafted in the USA to safeguard your lawn from unsightly urine spots. Our unique formula blends the power of Cranberry Fiber, dl-	Customers are any household that owns a dog.

	Methionine, Yucca schidigera, Biotin, Vitamin B12, Pyridoxine Hydrochloride, and Thiamine Mononitrate. This blend not only helps maintain a green, lush grass by reducing nitrogen concentration but also supports your dog's urinary health. These veterinarian-approved chews are as delicious as they are effective, ensuring your pup eagerly looks forward to their daily dose. With PetJoy's Soft Chew Dog Supplements, you can have both a stunning yard and a happy, healthy companion. Say goodbye to lawn troubles and hello to a picturesque outdoor space with ease.	

We have developed an ongoing product list based on what our customers are saying the needs are. Currently we have 9 additional products we have identified and will introduce to customers in the following 12-18 months.

PetJoy markets to customers direct to consumer through online, television and soon to be retail utilizing an omni channel approach. PetJoy develops in-house and 3rd party ads and content focused on videos that educate customers on issues their pets are facing and how PetJoy products can help solve the issues. Focusing on outbound direct to consumer marketing allows the brand to create the market demand for the products and find new customers continuously.

Competition

The Company's primary competitors are pet stores, and online marketplaces like Amazon and Chewy. .

Recently there is a growing prevalence of online and social media platforms that specifically cater to pet owners seeking pets and pet products, where consumers can purchase products without physically visiting a store. This is where PetJoy excels and succeeds by focusing its marketing efforts online, developing content that drives the customer to purchase directly on its sites and converting customers by offering a 30 day sample with a 100% customer guarantee. Although product purchases constitute the majority of pet store sales, the main basis of competition is product range, quality, and price. Large industry players benefit from economies of scale that allow them to provide a vast array of pets, pet foods, pet supplies, and pet services, catering to individual consumer preferences at various price points. They can also offer products through private label

brands at lower prices, as they can buy products in bulk and produce their products at lower costs. This enables them to offer products at a low price and still make a profit.

Supply Chain and Customer Base

We manufacture our supplements in Southern California with one of the industry's largest and oldest FDA approved pet supplement manufacturing companies as our main supplier. We do utilize various other smaller companies when needed.

Garmon Corp. specializes in manufacturing natural health supplements, training aids, deodorizers and cleaners based in Southern California.
• Specialize in natural formulas with the ability to produce tablets, powders, soft chews, liquids, and gels.
•Interactive with three agencies that oversee the pet industry: National Animal Supplement Council (NASC), Association of American Feed Control Officials (AAFCO) and the Federal Drug Administration - Center for Veterinary Medicine (FDA-CVM). These agencies control ingredient and labeling guidelines to ensure responsible manufacturing practices.

The one thing that our customers have in common is a love for their pets. Our customers range from young people in their early 20's to grandparents in there 80's. The broad range of our demographic offers nearly endless opportunities to market and create new customers.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5,705,126	Class 005: Vitamins for pets	PetJoy	April 27, 2018	July 17, 2018	United States

Governmental/Regulatory Approval and Compliance

N/A

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 8 The Green, STE A, Dover, DE 19901.

The Company has the following additional addresses: 5760 Lindero Canyon Rd., #1130, Westlake Village, CA 91362

The Company conducts business in California.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed business plan of the Company. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry, and future plans and prospects. Exhibit B is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$700	7.00%	$86,450
Campaign marketing expenses or related reimbursement	2.00%	$200	2.00%	$24,700
Estimated Attorney Fees	1.00%	$100	1.00%	$12,350
Estimated Accountant/Auditor Fees	1.00%	$100	1.00%	$12,350
General Marketing	43.00%	$4,300	43.00%	$531,050
Manufacturing	15.00%	$1,500	15.00%	$185,250
Future Wages	10.00%	$1,000	10.00%	$123,500
Accrued Wages	3.00%	$300	3.00%	$37,050
Accrued expenses of managers, officers, directors or employees	1.00%	$100	1.00%	$12,350
Repayment of Debt	13.00%	$1,300	13.00%	$160,550
Repayment of obligations in arrears	3.00%	$300	3.00%	$37,050
General Working Capital	1.00%	$100	1.00%	$12,350
Total	**100.00%**	**$10,000**	**100.00%**	**$1,235,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The use of proceeds are primarily related to customer acquisition and inventory to support the increase in sales.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: based on the Company's needs.

The above Use of Proceeds does not include proceeds to be received from the Reg D Offering. We may allocate such proceeds towards different categories of operating costs.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors and Officers

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Rick Bennink

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, CEO, President and Treasurer: Inception to Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Rick Bennink has been the President and CEO leading the charge at Brand Ventures for thirteen years, the company that has developed PetJoy and many other large direct to consumer brands. While leading the charge at PetJoy his key role is focusing on the company vision, legal, finance and business development. His key success includes creating a company culture that emphasizes family and giving back to the community.

Name

Brian Murphy

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, COO and Secretary: Inception to Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Brian has been the COO of Brand Ventures Inc. since 2011, the company that incubated PetJoy since 2019 until moving the focus on the growth of PetJoy. The brand incubation company was started in 2011 when Rick and Brian created the initial company.

Education

Bachelor's Degree in Communications from San Diego State University

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Class A Voting Common Stock
Amount authorized	30,000,000
Amount outstanding	22,562,500
Voting Rights	Yes
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Class B Non-Voting Common Stock issued pursuant to Regulation CF will be subject to dilution if/when the Company issues or sells new shares of Class A Voting Common Stock
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	90.25%

Type of security	Class B Non-Voting Common Stock
Amount authorized	10,000,000
Amount outstanding	2,437,500
Voting Rights	No
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Class B Non-Voting Common Stock issued pursuant to Regulation CF will be subject to dilution if/when the Company issues or sells new shares of Class B Non-Voting Common Stock
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	9.75%

Outstanding Debt

As of the end of fiscal year 2022, the Company had the following debt outstanding:

Type of debt	Convertible Promissory Note
Name of creditor	HanHoll Capital, LLC
Amount outstanding	Original principal balance of $750,000.00. As of the date of this Form C, the balance is $32,500.00
Interest rate and payment schedule	13% Monthly interest only payments of $8,125.00
Amortization schedule	Yes
Describe any collateral or security	All assets of the Company and shares held by the Company's current shareholders
Maturity date	January 1, 2026
Other material terms	On December 1, 2023, the principal balance of this Note converted into shares of Class B Non-Voting Stock, as reflected in the Capitalization section of this Form C.

	The Company has until February 1, 2024 to pay $32,500.00 in arrear interest payments.

Type of debt	Promissory Note
Name of creditor	Columbus Integrated Advertising Inc.
Amount outstanding	$313,596.00
Interest rate and payment schedule	0%; Payment due upon funding
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	October 31, 2024
Other material terms	N/A

Type of debt	Loan
Name of creditor	Amazon
Amount outstanding	Original principal balance of $$4,574.00. As of the date of this Form C, the balance is $0.00
Interest rate and payment schedule	11.99% interest rate; 13% of sales processed through the Company's Amazon account
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	None
Other material terms	N/A

Type of debt	Loan
Name of creditor	Shopify Capital
Amount outstanding	$20,598.00
Interest rate and payment schedule	17% of sales processed through the Company's Shopify account
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	None
Other material terms	N/A

The Company conducted the following offerings, exempt or not, in the past 3 years.

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Promissory Notes	1	$750,000	Operating Capital	January 1, 2023	Section 4(a)(2)

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $50,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

The Company's ownership consists of: Columbus Integrated Advertising Inc. owning 56.8575%, Decision Interactive Inc. owning 24.3675%, HanHoll Capital, LLC owning 9.75% and Do Better Ventures LLC owning 9.025% of the Company.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Columbus Integrated Advertising Inc. (Richard Bennink)	56.8575%
Decision Interactive Inc. (Brian Murphy)	24.3675%

Following the Offering, the Purchasers will own 0.019% of the Company if the Minimum Amount is raised and 2.4% if the Maximum Amount is raised.

If the Maximum Amount of the Reg D Offering is reached, then the foregoing percentages dilute to 0.018% and 2.2%, respectively.

The above percentages do not take into account the dilution that will occur from the conversion of the Convertible Promissory Note into shares of Class B Non-Voting Common Stock.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We have been operating PetJoy all self-funded until end of 2022 when we raised $750,000.00 through a Convertible Note on January 1, 2023 (which was converted into shares of Class B Non-Voting Stock on December 1, 2023 – see "Outstanding Debt section of this Form C). This has allowed us to streamline all elements in the business and are ready for rapid customer acquisition and growth.

The primary goal is to increase customers on our subscription business that allows for long term lifetime value earnings that are predictable.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity as we focus on customer acquisition, product development and increasing our subscriber base.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 617,500 shares of Class B Non-Voting Common Stock for up to $1,235,000.00. The Company is attempting to raise a minimum amount of $10,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 15, 2024 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,235,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital Private Securities Corporation until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event that $10,000 in investments is committed and received by the Escrow Facilitator and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment. In the event the Company does conduct the first of multiple closes, the Company agrees to only withdraw $10,000 from escrow and will only conduct the Intermediate Close if more than thirty (30) days remain before the Offering Deadline.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price per Security is $2.00.

The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through Title3Funds.com, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
7.0% of the amount raised in the Offering

Stock, Warrants and Other Compensation
Securities in an amount equal to 2% of the total Securities sold in this Offering.

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is KoreConX.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the Minimum Offering Amount is reached), our authorized capital stock will consist of (i) 30,000,000 shares of Class A Voting Common Stock, par value $0.00001 per share, of which 22,562,500 shares will be issued and outstanding; and (ii) 10,000,000 shares of Class B Non-Voting Common Stock, par value $0.00001 per share, of which 2,442,500 shares will be issued and outstanding.

Voting and Other Rights

Holders of Class B Non-Voting Common Stock will not have any voting rights. and may not vote to elect the board of directors and on matters of corporate policy. Class B Non-Voting Common Stock shareholders are entitled to receive dividends at the election of the board and are subordinated to creditors with respect to rights to distributions in a liquidation scenario. In the

event of liquidation, all common shareholders have rights to a company's assets only after creditors (including noteholders, if any) and preferred shareholders and have been paid in full in accordance with the terms of their instruments.

Dividend Rights

Holders of Class B Non-Voting Common Stock will share equally with Class A Voting Common Stock shareholders in any dividend declared by our board of directors, if any, subject to the rights of the holders of any outstanding preferred stock.

The Company does not intend to issue dividends in the future.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of common stock would be entitled to share ratably in the Company's assets that are legally available for distribution to shareholders after payment of liabilities. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of common stock.

Other Rights

The Company's shareholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common shareholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares sold in the Offering will be, when sold, validly issued, fully paid and non-assessable.

Voting and Control

The Securities have the following voting rights: No Voting Rights

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the

equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- As a holder of Securities, you will have no rights regarding the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this Offering will have fewer rights than those of other investors and will have limited influence on the Company's corporate actions.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	Columbus Integrated Advertising Inc.
Relationship to the Company	The entity is owned by Rick Bennink, who is an officer, director and beneficial owner of Company
Total amount of money involved	$350,000.00
Benefits or compensation received by related person	N/A
Benefits or compensation received by Company	Funds for Operations
Description of the transaction	Loan to Company

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Rick Bennink
(Signature)

Rick Bennink
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Brian Murphy
(Signature)

Brian Murphy
(Name)

COO
(Title)

12/15/23
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Business Plan
Exhibit C	Video Transcript
Exhibit D	Subscription Agreement

EXHIBIT A

Financial Statements

PetJoy, LLC (the "Company") a Delaware Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Year ended December 31, 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
PetJoy, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022, and the related statements of operations, statement of changes in member equity, and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
November 6, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2022
ASSETS	
Current Assets	
Cash and Cash Equivalents	768,284
Accounts Receivable	26,399
Reserves	7,126
Inventory	58,557
Inventory In-Transit	38,853
Total Current Assets	899,220
Non-current Assets	
Security Deposits	9,480
Reserves	32,077
Total Non-Current Assets	41,558
TOTAL ASSETS	940,777
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	676,698
Promissory Note - Related Party	313,596
Short Term Debt	4,574
Sales Tax Payable	146
Other Liabilities	10,116
Total Current Liabilities	1,005,130
Long-term Liabilities	
Notes Payable	750,000
Shopify Loan	20,598
Total Long-Term Liabilities	770,598
TOTAL LIABILITIES	1,775,728
EQUITY	
Accumulated Deficit	(834,950)
Total Equity	(834,950)
TOTAL LIABILITIES AND EQUITY	940,777

Statement of Operations

	Year Ended December 31, 2022
Revenue	2,407,962
Cost of Revenue	1,208,097
Gross Profit	1,199,865
Operating Expenses	
Advertising and Marketing	1,915,473
General and Administrative	118,894
Total Operating Expenses	2,034,367
Operating Income (loss)	(834,502)
Other Income	
Interest Income	-
Other	-
Total Other Income	-
Other Expense	
Interest Expense	91
Other	357
Total Other Expense	448
Earnings Before Income Taxes	(834,950)
Provision for Income Tax Expense/(Benefit)	
Net Income (loss)	(834,950)

Statement of Cash Flows

	Year Ended December 31, 2022
OPERATING ACTIVITIES	
Net Income (Loss)	(834,950)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable and Accrued Expenses	676,698
Accrued Liabilities	10,262
Inventory	(97,411)
Accounts Receivable	(26,399)
Reserves	(39,204)
Security Deposit	(9,480)
Other	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	514,467
Net Cash provided by (used in) Operating Activities	(320,484)
FINANCING ACTIVITIES	
Debt Issuances	1,088,768
Net Cash provided by (used in) Financing Activities	1,088,768
Cash at the beginning of period	-
Net Cash increase (decrease) for period	768,284
Cash at end of period	768,284

Statement of Changes in Member Equity

	Accumulated Deficit	Total Member Equity
Beginning Balance at 4/19/2022		-
Net Income (Loss)	(834,950)	(834,950)
Ending Balance 12/31/2022	(834,950)	(834,950)

PetJoy, LLC
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

PetJoy, LLC "The Company" was formed in California on April 19th, 2022. The Company is a subscription-based e-commerce pet company that specializes in selling high-quality pet products such as supplements, treats, food, toys, and accessories. The primary business model is built off subscription-based e-commerce sales. This allows customers to conveniently order products from our website and have them delivered to their doorstep monthly. This not only ensures that pets get the nutrition that they need, but it provides a predictable revenue stream for the company. By offering a 30-day sample program and guaranteeing the pets will enjoy its products, it allows explosive growth potential for new customer acquisition. PetJoy is continuously developing new products to extend its customers' lifetime value while providing ongoing solutions for various issues pets have. The Company has a clear mission to provide pet owners with a convenient and enjoyable shopping experience, while also delivering top-notch customer service and exceptional value.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31st, 2022, the Company had an outstanding promissory note with an affiliate entity. for $313,596. The balance is non-interest-bearing and due on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Shopify Capital Loan - The Company has entered into a capital loan, totaling $40,680, for the purposes of funding inventory. The remittance rate on the loan was 17%. As of December 31, 2022, the outstanding balance of the loan was $20,598.

Amazon PetJoy Loan - On July 16, 2021, the Company entered into a loan agreement with Amazon for $52,000 with an interest rate of 11.99%. The balance of this loan was $4,574, and all interest has been kept current, as of December 31, 2022.

Convertible Notes – Effective January 1, 2023, The Company has entered into a convertible note agreement for the purposes of funding operations. The interest on the note was 13%. Unless earlier converted into Conversion Units (as defined below), interest only of this Note will be due and payable by the Company for the initial twenty-four (24) months, then converts to principal and interest payments from months 25 through 36. All remaining principal and accrued interest is due at month thirty-six. The note is convertible into shares of the Company's common stock, with no discount, during a change of control or qualified financing event.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2022			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Amazon PetJoy Loan	4,574	11.99%	-	4,574	-	4,574	-
Promissory Note – Related Party	313,596	-	-	313,596	-	313,596	-
Shopify Capital Loan	20,598	-	-	-	20,598	20,598	-
Notes Payable – Hayes Family Trust	750,000	13%	-	-	750,000	750,000	-
Total				**318,170**	**770,598**	**1,088,768**	**-**

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	313,596
2024	-
2025	-
2026	-
2027	750,000
Thereafter	25,172

NOTE 6 – EQUITY

The Company is an LLC that operates on Membership Interests.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 6, 2023, the date these financial statements were available to be issued. No events require disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has losses and negative cashflows from operations and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue-producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

EXHIBIT B

Business Plan



PETJOY

BUSINESS CASE REPORT

With 3 Years Projection



Table of Contents



1.0 EXECUTIVE SUMMARY

PetJoy is a subscription-based e-commerce platform that specializes in selling high-quality pet products such as food, toys, and accessories. Our primary business model is based on subscription-based e-commerce, which allows customers to conveniently order products from our website and have them delivered to their doorstep monthly. This helps to ensure that pets receive consistent nutritional support and provides a predictable revenue stream for the company. The company has a clear mission to provide pet owners with a convenient and enjoyable shopping experience, while also delivering top-notch customer service and exceptional value. We aim to ensure that every pet is happy and healthy, and we do this by providing customers with the highest quality products that are specifically designed to improve animal health.

One of the standout features of PetJoy is the range of human-grade dietary supplements made specifically for pets. These supplements include advanced daily multivitamins, advanced joint health, multivitamin soft chews, omega heart soft chews, and joint care soft chews. These supplements are made from high-quality ingredients and have been designed to provide pets with the vitamins, minerals, and nutrients they need to stay healthy and happy. PetJoy is also committed to supporting pet-related charities and causes. A portion of every sale made on the website goes toward no-kill shelters and animal adoption agencies. This not only shows the company's commitment to the welfare of animals but also provides customers with an opportunity to contribute towards a great cause while they shop.

The pet industry is a rapidly growing market, and PetJoy is well-positioned to take advantage of this trend. Pet ownership and spending on pet products have been increasing each year, and the COVID-19 pandemic has also led to an increase in pet ownership. As more people seek companionship and comfort during difficult times, the demand for high-quality pet products is expected to continue to rise. PetJoy's target customers are pet owners who value quality, convenience, and exceptional customer service. The company works with trusted suppliers to ensure that its products are of the highest quality and meet customers' needs. Additionally, PetJoy.com offers a personalized shopping experience with recommendations based on a customer's pet type, breed, and dietary needs. The company also provides fast and free shipping on orders over $50 and a hassle-free return policy.

To reach its target customers, PetJoy uses various marketing channels, including social media, email marketing, and search engine optimization. The company will also leverage influencer marketing by partnering with popular pet bloggers and Instagram influencers to promote its products. It offers discounts and promotions to encourage repeat purchases and referral traffic. Customer data is also used to personalize marketing campaigns and improve the customer experience.

PetJoy is owned by the following holding companies- Rick Bennink (Columbus Inc.) and Brian Murphy (Decision Interactive). The company's management team consists of experienced professionals with expertise in e-commerce, marketing, and product management. The team is passionate about pets and committed to delivering exceptional customer service and value. The



company's commitment to providing high-quality pet products, exceptional customer service, and support for pet-related charities and causes makes it an attractive choice for pet owners looking for a convenient and enjoyable shopping experience.

PetJoy is seeking to raise up to $5 million for common stock issued at $2.00 per share, which includes expanding marketing budgets, inventory, and operational capital. This capital will be used to increase customer acquisition through the life of the company.

PetJoy projects yearly revenues of $4.9 million in Year 1, $26.8 million in Year 2, $43.8 million in Year 3, $58 million in Year 4 and $72.2 million in Year 5. The planned exit strategy aims for a three to five year timeline, providing the potential for attractive returns. This opportunity allows the investors to participate in PetJoy's success as it establishes itself as a leading online retailer in the pet industry, leveraging the growth potential of increased revenues and expanded assets. The purpose of this plan is to create a strategy that will enable the company to get funding of $5 million, increase its revenues annually, and simultaneously grow assets. Overall, this business plan will provide an in-depth understanding of the company, along with a growth plan.

1.1 BUSINESS OBJECTIVES

- ❖ To achieve substantial growth in the number of subscribers, aiming for 20,000 new subscribers per month.
- ❖ Achieve a customer retention rate of 70% maintaining an active email list of 362,000 subscribers through improved customer service and personalized marketing campaigns.
- ❖ To reach yearly revenue targets of $4.9 million in Year 1, $26.8 million in Year 2, $43.8 million in Year 3, $58 million in Year 4 and $72.2 million in Year 5 driven by increasing customer subscriptions and expanding product offerings.
- ❖ To exit in three to five years offering investors the potential for attractive returns on investment.
- ❖ Increase the percentage of charitable donations through the support of more animal welfare organizations and environmental causes.

1.2 MISSION STATEMENT

To provide high-quality pet products and exceptional customer service to pet owners. We strive to make the shopping experience convenient and enjoyable, while also supporting animal welfare organizations and promoting responsible pet ownership. Our mission is to keep pets happy and healthy and to be a trusted resource for pet owners everywhere.

Vision

To become the leading online retailer of pet products, with a reputation for providing superior quality and service to our customers. We aim to be at the forefront of pet health and wellness, offering innovative products that promote the well-being of pets everywhere.



1.3 GUIDING PRINCIPLES

Our values are critical to our success. They are the strong foundation of PetJoy. Our values define who we are, and underline our vision of the future. These values include:

Pet health and happiness: At PetJoy, our top priority is the health and happiness of pets. We believe that pets are family members and deserve the best care and products available.

Customer satisfaction: We are committed to providing exceptional customer service to our clients. We strive to provide a hassle-free shopping experience, personalized recommendations, and fast shipping.

Quality and innovation: We work with trusted suppliers to ensure that our products are of the highest quality and meet our customers' needs. We are always looking for new and innovative products to offer our clients, with a focus on promoting pet health and wellness.

Social responsibility: PetJoy is dedicated to supporting animal welfare organizations and promoting responsible pet ownership. We believe that pets deserve love and care, and we are committed to making a positive impact in their lives.

Transparency and accountability: We are transparent about our products and pricing, and we are committed to providing accurate and up-to-date information to our clients. We take responsibility for our actions and strive to continuously improve our business practices.

Passion and dedication: Our team is passionate about pets and dedicated to making a difference in their lives. We believe in the power of pets to bring joy and companionship to our lives, and we are committed to helping pet owners provide the best possible care for their furry friends.

1.4 KEYS TO SUCCESS

PetJoy considers the following factors to be the primary contributors to business success:

High-Quality Products: PetJoy ensures that the pet supplements offered are made in the USA and are veterinarian approved, safe, and effective. Quality is crucial for customer satisfaction and loyalty. The supplements are made in the USA.



Customer-Centric Approach: PetJoy focuses on understanding customers' needs and preferences. PetJoy collects feedback, engages with them through surveys, logs customer service interactions and social media engagements.

Subscription Model: The subscription model is at the core of PetJoys' business. They make it easy for customers to subscribe, modify, or cancel their subscriptions. Offer flexibility in subscription plans, such as different delivery frequencies and bundle options.

Personalization: PetJoy uses data and analytics to personalize product recommendations, subscription plans, and marketing communications. Tailoring offerings to suit each pet's unique needs and preferences.

Marketing and Branding: PetJoy uses compelling storytelling through brand identity and marketing strategy. Leverages social media, content marketing, email marketing, and paid advertising to reach its target audience, highlighting the benefits of the products and subscription-based purchases.

Customer Retention: PetJoy focuses on retaining existing customers by providing exceptional service, rewards programs, and exclusive offers for subscribers creating a loyal customer base that drives lifetime value.

Scalable Operations: All of PetJoys operations are structured to ensure efficient scalability. The expert management team combines experienced internal operators and contractors with third party providers to optimize, marketing, creative, supply chain, inventory management, and fulfillment processes to handle increased demand.

Other factors include;

- Providing exceptional customer service to ensure a positive shopping experience
- Supporting pet-related charities to give back to the community
- Effectively utilizing marketing channels to reach and engage with target customers

2.0 COMPANY AND BRAND STORY

PetJoy was founded by two passionate business owners who wanted to make a difference in the pet industry. Rick Bennink, Brian Murphy observed the joys and challenges of pet ownership and figured there was a need for a pet retailer that focused on quality, convenience, and exceptional customer service. The duo saw an opportunity to create a brand that would offer pet owners a hassle-free shopping experience and help pets live happier, healthier lives. They launched PetJoy.com as an online retailer specializing in high-quality pet products, including food, and supplements.

From the beginning, PetJoy stood out for its commitment to providing human-grade supplements made specifically to improve animal health. The brand offers advanced daily multivitamins, joint health supplements, and soft chews formulated with omega and other essential nutrients. In addition to offering products of the highest quality, PetJoy also donates a



portion of every sale to pet-related charities, including no-kill shelters and animal adoption agencies.

Over the years, PetJoy has become a trusted name in the pet industry, earning a loyal following of customers who appreciate the brand's emphasis on value, convenience, and exceptional customer service. Today, PetJoy continues to innovate and grow, with a focus on leveraging marketing channels to reach and engage with target customers. The brand aims to help pet owners keep their pets happy and healthy, while also giving back to the community.

2.1 OWNERSHIP AND LEGAL FORM

PetJoy is a Delaware C-Corp operating as an online pet store. It is owned by the following holding companies - Rick Bennink (Columbus Inc.), Brian Murphy (Decision Interactive), HanHol Capital LLC and Do Better Ventures LLC. Rick Bennink is the CEO and manages business development for the whole company.

Entity	Shares	% of ownership
Columbus Integrated Advertising Inc	14,214,375	56.8575%
Decision Interactive Inc.	6,091,875	24.3675%
HanHoll Capital LLC	2,437,500	9.7500%
Do Better Ventures LLC	2,256,250	9.0250%
	25,000,000	

The management team is seeking to raise $5 million, at a share price of $2.00 per share, to support its strategic initiatives, specifically aimed at expanding marketing efforts, enhancing inventory capabilities, and securing sufficient operational capital.

2.2 USE OF FUNDS

The funding secured by PetJoy will be used for the following;

Marketing: A significant portion of the funds will be used to increase PetJoy's marketing efforts, including social media advertising, influencer marketing, and email marketing campaigns. The company aims to increase brand awareness and customer acquisition, which is vital for increasing revenue and subscriptions. PetJoy plans to allocate approximately $2.6 million towards marketing efforts which will play a crucial role in sweetening its marketing efforts. By



increasing monthly media spend to $2,600,000, we'll spread the joy to more pet lovers. Our goal is to welcome 20,000 new subscribers per month. All while maintaining the sweet spot of $60 cost per acquisition (CPA) throughout our journey. These milestones will enable PetJoy to drive customer acquisition, expand its subscriber base, and establish a strong market presence.

Inventory: A portion of the funds will be used to increase PetJoy's inventory, ensuring that the company can meet the growing demand for its products. This will allow the company to expand its product line and offer new, high-quality pet products to customers. The company plans to allocate approximately $1.55 million towards inventory.

Operations: The remaining funds will be used to cover operating expenses such as salaries, and technology costs. This will enable the company to continue providing exceptional customer service and improve its technology infrastructure to support its growing customer base. The company plans to allocate approximately $850,000 towards operations.

Overall, the use of funds will enable PetJoy to accelerate its growth, expand its customer base, and increase revenue. The company believes that the funding will enable it to achieve its long-term goals and become a leading online retailer in the pet industry.

2.3 LOCATION & ACCESSIBILITY

While the physical locations of PetJoy may not directly impact the sale of dietary supplements, they do play a significant role in the overall operations and success of the company.

The shipping address in Denver, CO is likely where the company stores and ships its products from. Being located in a central location in the United States allows for more efficient and cost-effective shipping to customers throughout the country. Denver is also known for being a pet-friendly city, with a high percentage of pet ownership, which may make it an attractive location for a pet-focused company like PetJoy.

The corporate address in Westlake Village, CA is where the company's headquarters is located. Westlake Village is a wealthy and affluent area with a high concentration of businesses, which could provide PetJoy with access to valuable resources and networks. Additionally, California has a large population of pet owners, which could present opportunities for the company to expand its customer base and increase sales.

However, as an online retailer, PetJoy is not limited to sales within a specific geographic area. The ability to sell products online means that the company can reach customers across the country and even internationally. This allows for increased purchases beyond the states and even country-wide, providing PetJoy with a broader market and potential for growth.



3.0 PRODUCTS

3.1 PRODUCT DESCRIPTIONS



Thrive Daily Multivitamin



PetJoy's Thrive Daily Multivitamin is a tasty pork-flavored soft chew that offers ten benefits in one. The advanced supplement contains essential minerals and omegas that help to strengthen the immune system, promote skin health, and balance energy levels. This supplement promotes longevity and overall health, helps to reduce vitamin and mineral deficiencies, and enhances daily performance. The supplement is free from wheat, corn, soy, dairy, harmful chemicals, preservatives, or artificial flavoring. Our supplements are veterinarian approved and crafted to provide the highest quality nutritional support for happy and healthy pets.

Balance Advanced Probiotic Supplement



PetJoy's Balance Advanced Probiotic Supplement is specifically designed to support the beneficial bacteria and microflora in dogs' guts. With a specially selected 19-ingredient formula, it helps address imbalances that can contribute to nutrient deficiencies, upset stomachs, diarrhea, vomiting, and other serious illnesses. This cutting-edge formula combines natural probiotic ingredients to promote overall gut health in dogs. It helps the "good bacteria" flourish and limits the growth of "bad bacteria," resulting in a healthier digestive tract, balanced energy levels, and a stronger immune system.





Move Daily Joint Supplement

PetJoy's Move Daily Joint Supplement is specially formulated to improve the pet's mobility, flexibility, and soft tissue health while reducing inflammation and pain. The natural ingredients, including glucosamine, MSM, and chondroitin sulfate, provide joint support and help repair cartilage, tendons, and ligaments. This supplement is perfect for active and working dogs and can be administered easily with delicious soft chews. PetJoy's "food grade" supplements are veterinarian approved and come with a "100% Yumology guarantee!" to ensure pets love the taste



Complete Heart Health

PetJoy's Complete Heart Health - the pork-flavored chews are specially designed to improve the pet's overall cardiovascular health and promote longevity. With high-quality ingredients such as EPA, DHA, Vitamin E, and Diacalcium Phosphate, these soft chews help to reduce inflammation and protect against abnormal heart rhythms, while improving joint mobility, reducing skin allergies, and enhancing coat and fur. Perfect for dogs of all breeds and ages, our "food grade" supplements are crafted to provide the highest quality nutritional support approved by veterinarians and come with a 100% Yumology guarantee.

Fresh Dental Rinse



PetJoy's Fresh Dental Rinse – the perfect solution for a pet's dental care needs! Dental rinse is specially formulated for both dogs and cats to help reduce plaque and tartar buildup while improving teeth strength and freshening breath. With its advanced formula, it targets pet plaque and tartar in hard-to-reach areas and contains antiseptic and antimicrobial properties that help fight periodontal disease without brushing. The rinse is easy to use and has no alcohol, sugar, or surfactants, making it safe for everyday use.

Advanced Daily Multivitamin for Cats



PetJoy's Advanced Daily Multivitamin for Cats. This specially formulated supplement soft chew is packed with all the essential vitamins and minerals your cat needs for complete health. The formula includes essential fatty acids and omegas for healthy skin and a strong immune system, Biotin and Linoleic Acid for luxurious and full fur, and additional ingredients to promote cardiovascular health, digestion, and cognitive and nervous system health. These chews taste great and are suitable for cats of all ages.



3.2 COMPETITOR COMPARISON

PetJoy is a leading brand of pet supplements that specializes in providing high-quality, veterinarian-approved supplements for cats and dogs. In California and Colorado, several competitors offer similar products, including:

Nutramax Laboratories: Nutramax Laboratories is a well-known brand of pet supplements that offers a variety of products for cats and dogs, including joint health supplements, probiotics, and skin and coat supplements. Nutramax's products are also veterinarian-recommended and made with high-quality ingredients.

Zesty Paws: Zesty Paws is a California-based company that offers a range of pet supplements, including joint support, skin and coat health, and digestive health products. Zesty Paws' products are made with natural ingredients and are also veterinarian-approved.

Only Natural Pet: Only Natural Pet is a Colorado-based company that specializes in natural and organic pet products. Only Natural Pet offers a variety of supplements for cats and dogs, including joint support, digestive health, and skin and coat supplements. Only Natural Pet's products are made with high-quality, natural ingredients and are also veterinarian-approved.

Honest Paws: Honest Paws is a Colorado-based company that offers a variety of CBD-infused pet supplements, including joint support, anxiety relief, and digestive health products. Honest Paws' products are made with high-quality, organic ingredients and are also veterinarian-recommended.

Compared to these competitors, PetJoy distinguishes itself with its "food grade" supplements that are specifically crafted to provide the highest quality nutritional support. PetJoy also offers a "100% Yumology guarantee" that ensures pets will love the taste of their supplements. PetJoy's supplements are designed to provide all-in-one solutions for complete pet health, targeting various areas of the body, including cardiovascular health, digestion, and the cognitive and nervous system. Additionally, PetJoy's products are also available at an affordable price point, making them accessible to a wide range of pet owners.

3.3 BUSINESS AND REVENUE MODEL

PetJoy is subscription-based ecommerce company dedicated to becoming the top choice for all pet owners looking for high-quality pet supplements and products. Our product line is specially designed for pets' nutritional needs and well-being. We offer a range of pet supplements that cater to dogs and cats of all ages and breeds. PetJoy's business model revolves around creating



and selling high-quality pet supplements that are veterinarian-approved and made with food-grade ingredients.

Our primary business model is based on subscription-based e-commerce, which allows customers to conveniently order products from our website and have them delivered to their doorstep monthly. The company's main revenue stream is the sale of its products, which are available on its website as well as through online marketplaces like Amazon[1]. This approach saves customers valuable time and resources that would have been spent searching for pet products at a brick-and-mortar store. By cutting out the expenses associated with maintaining physical stores, we can offer affordable prices for our products. We also provide a loyalty program for customers, which offers them some % off on future purchases, thus encouraging repeat purchases. Our goal is to provide high-quality pet products and supplements that promote healthy and happy pets while offering the convenience and affordability our customers need.

Revenue Model

PetJoy is an ecommerce company that incorporates a subscription element, which contributes to generating predictable income. By offering subscription-based services, PetJoy establishes a recurring revenue stream that provides stability and predictability to its financial outlook. Subscriptions allow for consistent customer engagement and repeat purchases, which can lead to a steady and reliable income flow for the company. This business model enables PetJoy to forecast and plan its operations effectively, knowing that a portion of its revenue is secured through subscription payments. By leveraging the subscription element, PetJoy can enhance its financial sustainability and focus on delivering value to its customers while ensuring a stable and predictable income for the company. PetJoy's revenue model is based on a combination of direct-to-consumer sales and a subscription model. PetJoy will make money by setting profit margins on all of its products. The company sells its products directly to consumers through its website and other e-commerce platforms, which allows for higher profit margins.

4.0 MARKET ANALYSIS

Over the past five years leading up to 2023, the pet industry in the United States has experienced steady growth. This can be attributed to the sustained popularity of cats, dogs, fish, and birds as household companions.

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[1] https://www.amazon.com/stores/PetJoy/page/2BEF802F-1CE7-4893-B25C-D51B2F8C1155





Total Number of Pets (Cats & Dogs) (million)



The primary demand driver for the pet industry in the United States is the number of pets owned by households. The industry sells a variety of discretionary and non-discretionary products, such as food, treats, and toys for pets, such as cats, dogs, birds, hamsters, and guinea pigs, and an increase in pet ownership rates leads to higher revenue for the industry. According to Forbes[2] and the American Pet Products Association's (APPA) National Pet Owners Survey conducted in 2021[3], 67% of US households (about 85 million families) own a pet.



This represents a significant market size for the pet industry, which was estimated to be worth $109.6 billion in 2021[4]. Within this market, the pet supplement industry is a growing segment, with an estimated worth of $697.7 million in 2020, according to Grand View Research. The growth of the pet supplement industry can also be attributed to an aging pet population. As pets age, they may require additional nutritional support to maintain their health, which can create a demand for pet supplements. In terms of competition, the pet supplement industry is

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[2] https://www.forbes.com/advisor/pet-insurance/pet-ownership-statistics/

[3] https://www.americanpetproducts.org/press_industrytrends.asp

[4] https://www.thezebra.com/resources/research/pet-ownership-statistics/



highly fragmented, with numerous brands and companies offering a range of products. The pet industry is expected to benefit from the rise in demand for pets, particularly cats and dogs, over the five years leading up to 2023. This rise in demand is expected to be driven by three demographics, including single-person households, millennials (28-42 years), and the aging population, who are increasingly becoming pet owners.

Additionally, the increasing number of millennial pet owners who consider their pets as family members have driven demand for high-end pet food products and daycare services. The industry has also benefitted from favorable macroeconomic conditions, which has led to an expansion of the market, including a rise in the number of online retailers that offer greater convenience and competitive pricing. PetJoy can differentiate itself by focusing on high-quality, veterinarian-approved products made with food-grade ingredients, which can appeal to pet owners who prioritize their pet's health and wellbeing.

Basis of Competition

Pet stores compete with each other on several fronts such as price, product variety, customer service, brand recognition, range of pet services, store availability, and online presence. According to the most recent National Pet Owners Survey, there is a growing prevalence of online and social media platforms that specifically cater to pet owners seeking pets and pet products, where consumers can purchase products without physically visiting a store. Although product purchases constitute the majority of pet store sales, the main basis of competition is product range, quality, and price. Large industry players benefit from economies of scale that allow them to provide a vast array of pets, pet foods, pet supplies, and pet services, catering to individual consumer preferences at various price points. They can also offer products through private label brands at lower prices, as they can buy products in bulk and produce their products at lower costs. This enables them to offer products at a low price and still make a profit. Smaller brands face pressure to offer products at lower prices, which results in lower mark-ups and ultimately lower profit margins. However, smaller brands can leverage personalized customer service and adapt themselves to the specific needs of niche markets in their local areas.

The pet industry in the United States is driven by several key factors. Some of the most significant drivers of demand include;

The number of pets owned by households

According to the American Pet Products Association's National Pet Owners Survey, 65% of US households own a pet, with more than 42% owning more than one. As the number of households in the US continues to rise, the number of pet owners is also expected to increase, driving up demand for pet-related goods and services. As pet ownership continues to increase, so does the demand for premium pet products and services. The industry is expected to continue growing in the next five years as more millennials treat their pets like family members and have more disposable income to spend on premium pet products, such as organic or



natural pet food and high-end pet supplies and services. With the economy projected to continue its upward trajectory, consumers will have more discretionary income to spend on their pets, leading to an increase in revenue from premium products and services. Moreover, the number of pet-owning households is expected to continue rising, which will result in a greater demand for industry products. Furthermore, the COVID-19 pandemic has also influenced the pet industry, with more people adopting pets and spending more time at home with their pets. This has led to an increase in demand for pet products and supplements. As more households adopt pets, there is a corresponding increase in demand for pet-related goods. This is particularly true for dogs and cats, which are the most commonly owned pets in the US.



SOURCE: WWW.IBISWORLD.COM

Per capita disposable income

Since pets are increasingly seen as members of the family, spending on pet-related products is often considered non-discretionary. As a result, households are less likely to cut spending on pet products during times of economic hardship. Conversely, as per capita disposable income rises, households are more likely to purchase higher quantities of premium pet products.

The percentage of services conducted online

This is also a key driver of industry demand. Online retailers can offer a wider range of products at lower prices than traditional brick-and-mortar pet stores. As the percentage of pet-related services conducted online continues to rise, demand for online pet stores is expected to increase as well.

Market Segments

The pet industry's largest product segment is pet food, as it is a necessity for all pets. This segment includes dry and wet food for dogs and cats, bird feed, crickets, worms for reptiles, and other treats and supplements for various household pets. In recent years, online pet stores have increasingly provided all-natural and organic food products, which tend to be higher priced and have larger markups, benefiting industry revenue and accounting for 45.7% of total revenue.



Premium pet foods such as raw diets, weight control food, and specialized formulas for sensitive stomachs are available, as well as freshly baked cakes and cookies as treats.



Pet supplies, which include over-the-counter medicines, food bowls, collars and leashes, pet clothing, brushes and combs, shovels and scoopers, cat litter, cages for birds and reptiles, travel carriers, and other various accessories, account for 40.6% of total industry revenue. Live animal purchases are the industry's smallest segment, accounting for only 4.7% of total industry revenue.

Investment Opportunity

According to Grand View Research[5], the pet supplement market is a growing industry that is currently estimated to be worth USD 1.91 billion in 2022 and is predicted to grow to around USD 3.12 billion by 2030. This market is attractive to investors due to a growing trend towards pet humanization, where pet owners view their pets as members of their family and prioritize their pets' health and well-being. As a result, pet owners are increasingly willing to spend more money on high-quality pet products, including supplements, to keep their pets healthy. Also, as pets age, they often require additional nutritional support to maintain their health and prevent age-related health issues. This has led to an increase in demand for supplements that can address common health issues in aging pets, such as joint pain, cognitive decline, and immune system support. With the rise of e-commerce and the ability to easily purchase products online, the pet supplement market is accessible to a wide range of customers, including those who may not have easy access to physical pet stores. These trends make the pet supplement market a stable and reliable investment opportunity for investors.

Investing in PetJoy is very attractive because of its growth potential. As the pet supplement market continues to expand, PetJoy can increase its market share and revenue by developing new products, increasing its subscribers, and expanding its distribution channels. By building a loyal customer base and maintaining a strong brand image, PetJoy can position itself for long-term success in the pet supplement market. Overall, PetJoy has the potential to be a promising investment opportunity for investors interested in the growing pet supplement market, social responsibility, and long-term growth potential.

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[5] https://www.grandviewresearch.com/industry-analysis/pet-supplements-market



4.1 Target Market

The pet industry is experiencing significant growth, with millennials (28-42 years) driving much of this growth. According to the latest APPA survey, more than 10.0% of pet owners are new pet owners, and the majority of them are millennials.



Share of Current Pet Owners by Generation
Silent Generation (2%)
Gen Z (16%)
Millennials (33%)
Baby Boomers (24%)
Gen X (25%)
Data source: American Pet Products Association
Source: Forbes Advisor • Get the data • Embed
Forbes ADVISOR

A Forbes survey[6] also found that millennials (28-42 years) are now the largest segment of pet owners at 33.0%, with baby boomers (55-75 years) accounting for 24.0%. Furthermore, millennials tend to spend more on pampering their pets, with a higher likelihood of throwing their pets parties and purchasing premium pet food products. As the number of pet cats and dogs is projected to rise, there will be an increase in demand for pet products and services. While Gen Z (12-26 years) currently accounts for 14% of pet owners, it's expected that their ownership to steadily grow as they become adults over the next few years.

[6] https://www.forbes.com/advisor/pet-insurance/pet-ownership-statistics/





Source: Forbes Advisor 2022 Survey • Get the data • Embed

Forbes ADVISOR

Target Market Psychometrics

Brand loyalty among different generations varies, with 57% of Gen X, 54% of Millennials, 52% of Gen Z, and 48% of Baby Boomers considering themselves to be brand loyal. Millennials and Gen Z are more open to purchasing various pet products, including pet food, treats, and toys, while Baby Boomers and Gen X tend to stick to their established pet care habits and behaviors.

Regarding awareness of new pet products, Millennials, and Gen Z are more likely to discover new products through the Internet and social media, while Baby Boomers and Gen X are more likely to come across them while browsing in-store. When learning about new pet products online, Gen Z prefers YouTube, while Millennials and Gen X rely on Facebook, and Baby Boomers use company or retail websites.

Buying Pattern

Different generations of pet owners have varying preferences and willingness to pay more for certain pet product attributes. Baby Boomers are more inclined to pay a premium for pet products made in the United States or those that are branded. Gen X, on the other hand, values US-made, branded, and ethically sourced pet products. Meanwhile, Millennials are more interested in ethically sourced, branded, BPA-free, US-made, and eco-friendly pet products. Finally, Gen Z pet owners are willing to spend extra on ethically sourced, BPA-free, and eco-friendly pet products. Also, online purchasing of pet food and treats is more common among Millennials and Gen Z, with subscription-based purchasing being particularly popular.

Hence, PetJoy will increase targeting for millennial and Gen Z pet owners who are willing to spend more on ethically sourced, eco-friendly, and premium pet products, as they have been identified as the driving force behind the pet industry's growth and are more likely to make online purchases.

5.0 STRATEGY AND IMPLEMENTATION



PetJoy's strategy is based on delivering a strong customer value proposition in the pet industry. We aim to provide premium-quality pet products to pet owners who value their pets' health and well-being. Our target market is Millennial and Gen Z pet owners who are willing to pay more for ethically sourced, BPA-free, and eco-friendly pet products. Our strategies for success include:

Clear and Unique Brand Identity:

PetJoy's brand identity will reflect our commitment to providing premium-quality pet products that are ethically sourced, BPA-free, and eco-friendly. Our brand identity will be reflected in our packaging, website, social media profiles, and marketing materials. We will establish ourselves as a reputable and reliable brand that pet owners can trust.

Efficiently manage operational costs:

We will focus on minimizing operational costs while providing the highest quality pet products. We will implement efficient supply chain management to keep our product costs low. We will also use technology to streamline our operations, reduce waste, and improve efficiency.

Generate interest and increase sales:

We will launch PetJoy on relevant physical and digital platforms, including online marketplaces such as Amazon, Chewy, and Petco, and social media platforms such as Instagram, Facebook, and TikTok. We will optimize our website and social media profiles for search engines and update them frequently with high-quality images and engaging content that showcases our unique products and benefits.

Personalized Subscription-based Service:

We offer a subscription-based e-commerce, which allows customers to conveniently order products from our website and have them delivered to their doorstep monthly. This helps to ensure that pets receive consistent nutritional support and provides a predictable revenue stream for the company. We will offer a 24/7 customer support service to ensure that customers can reach us anytime and from anywhere. We also offer a loyalty program that rewards customers for their continued support.

Social Impacts:

By supporting pet-related charities and causes, PetJoy aims to increase its social impact and reputation among pet owners. The company plans to allocate a portion of every sale to no-kill shelters and animal adoption agencies, showing its commitment to animal welfare and allowing customers to contribute to a great cause while shopping.



5.1 SWOT Analysis

5.1.1 Strengths

- The company has a strong online presence and can easily reach its target market through social media and other digital platforms.
- The company has established partnerships with reputable pet care product manufacturers, allowing it to offer a wide range of high-quality products to its customers.
- PetJoy is an ecommerce company that incorporates a subscription element, which contributes to generating predictable income. This business model enables PetJoy to forecast and plan its operations effectively, knowing that a portion of its revenue is secured through subscription payments.
- PetJoy is an established brand with a loyal customer base
- Wide variety of pet products, catering to different needs and preferences
- Experienced management team with a deep understanding of the business and the overall pet industry.
- Multiple online distribution channels (Amazon and the company website) will ensure we reach our customers on multiple sale fronts.
- Focus on ethical sourcing and eco-friendliness, which appeals to socially conscious consumers, especially millennials and Gen Z.

5.1.2 Weaknesses

- PetJoy's reliance on technology for service delivery may leave it vulnerable to cyber-attacks and other technology-related risks.
- Heavy reliance on online sales, which could be impacted by increased competition and changes in consumer behavior
- Dependence on third-party suppliers for raw materials and production

5.1.3 Opportunities

- The pet care industry is growing rapidly, with increasing demand for personalized and high-quality services.
- Pet owners are increasingly concerned about the health and well-being of their pets, creating a growing market for high-quality pet care products and services.
- The company can explore partnerships with other pet care service providers to expand its offerings and reach more customers.
- Expansion into new geographic markets



- Leveraging technology and data analytics to better understand customer needs and preferences
- Capitalizing on the growing trend of pet owners treating their pets like family members
- Investment in digital marketing and social media to reach a wider audience
- Development of new product lines, such as organic or natural pet products, to meet changing consumer preferences

5.1.4 THREATS

- Intense competition from established brands and emerging players in the pet industry
- The regulatory environment for pet care services may change, creating compliance challenges for PetJoy.
- Negative publicity or customer complaints could damage the company's reputation and erode customer trust.
- Economic uncertainty and fluctuations in consumer spending
- Potential disruptions to supply chains and distribution networks due to natural disasters, geopolitical tensions, or other external factors.

5.2 PRICING STRATEGY

Considerations and variables include the price of the sourced products, packaging, and labor, as well as the amounts competitors charge for similar items. Regardless of the considerations and conventions, prices should be able to cover the company's bills and also generate income. We have considered price in the following ways.

Market Comparison

Product prices should be set relative to what customers are willing and able to pay and what similar businesses are charging for comparable products. High prices most likely communicate that a product is of high quality and that it is worth that amount. Low prices attract price-conscious customers and communicate that a business is committed to providing a sensible, affordable alternative.

Flexibility

Changes in the market and competition require flexibility and adaptability. While one pricing strategy may be perfect for our products during its introductory phase, it may become ineffective later down the line. PetJoy is prepared to adjust its strategy over time in pursuance of maintaining profitability and competitive advantage.

Our pricing will include the following;



Product	Pricing
Thrive Daily Multivitamin	$34
Balance Advanced Probiotic Supplement	$34
Move Daily Joint Supplement	$34
Complete Heart Health	$34
Fresh Dental Rinse	$29.99
Advanced Daily Multivitamin for Cats	$34

5.3 PROMOTION AND ADVERTISING STRATEGY

PetJoy, a subscription-based online store, can use several strategies to promote and advertise its products and charitable causes.

Q&A session with new clients/sponsors

PetJoy considers its funders and clients a good source of marketing information. We will offer surveys to customers to learn how they found out about the brand and what made them decide to purchase from or support us. By asking some of these types of questions, we will learn how people became aware of the company and why they choose to purchase from or support us. Once we have this information, we can focus our marketing efforts on the aspects that bring us the most referrals and improve customer retention by providing excellent customer service and incorporating their feedback.

A Functional Website

With every person carrying an internet-enabled smartphone in their pocket, information is easy to get. The first thing that any smart person would do is to search online and go through the company's website to understand its products, services, and charitable cause. PetJoy currently has a website (Petjoy.com) that responds to people's needs and supplies them with information about its products and the importance of pet welfare. The more people understand that PetJoy genuinely cares for pets and finds its products valuable, they will stick to the brand.

Pamphlets and fliers

PetJoy will develop and share pamphlets and brochures that address specific concerns that its target market may have. It will approach pet stores, vets, and shelters and use this time to educate them on the importance of responsible pet ownership and the benefits of using its products. This kind of marketing will improve its bottom line.



Seminars

The management team of PetJoy will offer to speak at pet welfare seminars, educating current pet owners on the importance of responsible pet ownership, the benefits of using high-quality pet products, and the impact of pet welfare on the environment. Many civic groups like the Rotary or the Lions Club have guest speakers. Members of these groups may be interested in listening to us. We will use these groups as a way to talk about the relevance of pets in our society. Also, youth groups such as the Boy Scouts, Girl Scouts, and 4H. We intend to use the opportunity to educate the youth while promoting our pet brand.

Networking within the industry

Networking with other professionals in the pet industry is also a good way to meet prospective donors and funders. We intend to collaborate closely with animal welfare organizations to develop, manage, and market products and services to pet owners.

Social Media

Almost every person is available on some platforms of social media. For some, Facebook is their preferred choice while others may rely on Instagram, Snapchat, Twitter, or LinkedIn to stay connected to the world. These virtual platforms can help us reach the innermost personal circle of a person through engaging posts. PetJoy will leverage social media to promote both its products and its charitable cause. As a brand, social media will be instrumental to its success, helping it to cultivate its brand voice and show off what it's got to offer. We will use multiple social media platforms to see which gets the best engagement, but we likely find that Instagram and Facebook will be good platforms to display our products and overall brand, while Twitter and LinkedIn are great platforms to discuss our charitable work. We intend to share high-quality, professional images of our products and use the hashtags that are big in the industry, and with our target audience (#petsofinstagram #doglovers, #petcare #pets #dogsofinstagram #dogs #pet #dog #petsofinstagram #petlovers #cats #petsitter #dogwalker #doglovers #doglover #cat #catsofinstagram #pethealth #petsitting #petgrooming #dogwalking #dogstagram #puppy #doglife #doggrooming #petstagram #petshop #petcareservices #dogcare #animals #petlover #instadog#dogboarding #love #petfood #dogoftheday #petlove #petsupplies #vet #grooming #catlover #dogtraining #petservices #dogsitter #doglove #of #catlovers #dogfood #doggydaycare #veterinarian #cute #doghealth #animallovers #dogsofinsta #puppylove #petstore #petboarding #animalcare #petproducts #dogsitting #dogdaycare) are good starting points. This will make our posts easier to find. Pet products are an integral part of people's lifestyles; so, we'll want to reflect our products' role in enhancing the quality of pet owners' lives through our social media content. We will aim to tell engaging stories and build relationships with our followers.

Partnerships with Pet-Friendly Businesses

We will also partner with pet influencers who have large followings to reach a broader audience. By partnering with businesses that share our values, we can reach a broader audience that is already invested in pet welfare.



Email Campaigns

Email campaigns can be an effective way to keep our customers updated on new products, special promotions, and upcoming events. PetJoy will collect customer email addresses through its website and in-store purchases and use this information to send targeted email campaigns that will keep customers engaged and informed.

Referral program

We will implement a referral program that rewards existing customers with discounts or special offers when they refer new customers. Word-of-mouth marketing is powerful, and happy customers are likely to recommend PetJoy to their friends and family. This program will incentivize them to do so, leading to increased sales and a broader customer base.

5.4 SOCIAL PROGRAM

Partnering with Charities: PetJoy partners with pet-related charities and causes that align with its values and mission. By doing so, PetJoy raises awareness for these organizations and supports their efforts to improve animal welfare.

Promoting Social Impact on Social Media: PetJoy will use its social media platforms to promote its social impact cause and encourage customers to get involved. The company will highlight the work of its partner charities and share stories of how customer purchases have helped support these organizations.

Encouraging Customers to Get Involved: PetJoy will encourage its customers to get involved with its social impact cause by offering opportunities to donate directly to partner charities and by highlighting volunteer opportunities.

By integrating its social impact cause into its overall strategy and implementation plan, PetJoy can increase its impact and differentiate itself from competitors. Customers are increasingly looking for companies that prioritize social and environmental causes, and PetJoy's commitment to animal welfare can help it attract and retain loyal customers.



6.0 Organization and Management

6.1 Management Team

Rick Bennink, President/CEO, and Partner

Rick Bennink founded Brand Ventures in 2010 and launched brandedoffers.com shortly afterward as an internal brand incubation company, focusing on building out the infrastructure and team to create market-leading technology, websites, and brands in the online direct-to-consumer market. Starting his career in broadcast media in 1991, Mr. Bennink moved into publishing and was involved in his first start-up venture developing an independent yellow page company. As an early adopter of the Internet, he moved into the online marketing space in the mid-1990 focusing on account management and client services. He has helped develop groundbreaking and cutting-edge integrated advertising programs for some of the country's largest agencies and brands before starting his first firm in 2000.

Over the past 20 years, Mr. Bennink has successfully launched many technologies, digital and direct-to-consumer businesses that include Brand Ventures/Brandedoffers, Columbusinc, PrivacyRevenue, Exit-Chat, historykill, and Modern Mobile Marketing. He has also been very influential and assisted in the development and capital raise for leading online publishing companies such as PMC Media, which owns brands like Variety, Rolling Stone, and Robb Report. Over the past eleven years leading the charge at Brand Ventures, the company has launched its brands that include the market's largest online Tactical and survival brand (1tac.com), hair care, skincare, Lead Generation portals, Pet supplement brand for dogs (PetJoy.com) as well as CreditScoreChoice credit monitoring program for consumers online. A key element to the success has been not to focus only on business but to include a company culture that emphasizes family and giving back to the community. The team launched the 1tac Response team in 2017 to aid those in need after natural disasters happen.

Brian Murphy, COO, and partner

Brian Murphy joined Brand Ventures as a partner in the early part of 2012 to give direction and focus to the development and vision for the company, new products, and media partners. His responsibilities include but are not limited to business management, new product development, as well as client and partner management. Brian has been instrumental in the day-to-day operations and management of Brand Ventures and continues to manage the team and growth in revenues. He brings over 15 years of experience that ranges from owning businesses in the mortgage industry to leading a team for leading technology firms before joining Brand Ventures. Brian enjoys raising his two young daughters with his wife and playing golf when he can find the time.



7.0 FINANCIAL PLAN

According to our conservative estimates, PetJoy is expected to maintain a healthy financial position over the next three years. The following plan outlines the financial development of our company. After an initial period of 3 years, the company will be able to make a further expansion. The projected financial statements have been prepared following the general accounting principles, and necessarily include some amounts that are based on reasonable estimates and judgment. The following sections outline important financial information.

Assumptions

The company intends to secure $5 million in funding, to fuel strategic marketing initiatives and drive significant growth in monthly subscribers.

Investment analysis and company valuation

Investment Amount	$5,000,000.00
Valuation	$50,000,000.00
% of Convertible Equity	10%
Year 1 Revenue	$44,899,109.52
Year 2 Revenue	$26,815,459.72
Year 3 Revenue	$43,798,449.94
Year 4 Revenue	$58,065,156.64
Year 5 Revenue	$72,268,328.26

7.1 SALES AND CUSTOMER FORECAST

The following charts illustrate the sales forecast for successive years. A steady growth cycle will occur year over year. The increasing sales forecast suggests important potential growth. Our projected sales consist of sales of our pet products.





PetJoy is dedicated to continuously expanding its subscriber base, aiming to attract 20,000+ new subscribers each month within the initial 18 months. This strategic approach would result in a total of 200,000 new customers in year two. Building on this momentum, PetJoy projects a customer count above 350,000 by the end of 36 months and above 600,000 customers by the end of year five. By consistently attracting a substantial number of new subscribers, PetJoy is well-positioned to establish a strong market presence and maximize its customer reach. These projections are based on the assumption of consistently achieving the target, and actual numbers may vary. However, with a strong marketing campaign, PetJoy has the potential for significant subscriber growth.



7.2 PROJECTED PROFIT AND LOSS



	2023	2024	2025	2026	2027
Sales					
TOTAL Sales	4,899,109.52	26,815,459.72	43,798,449.94	58,065,156.64	72,268,328.26
TOTAL REVENUE ADJUSTMENTS	-683,233.51	-2,761,992.35	-4,511,240.34	-5,980,711.13	-7,443,637.81
NET GROSS REVENUE	4,215,876.01	24,053,467.37	39,287,209.60	52,084,445.50	64,824,690.45
COGS					
TOTAL COGS	1,513,194.81	8,000,096.98	13,066,785.01	17,860,607.89	22,283,142.84
TOTAL PAID MEDIA	2,345,256.15	11,798,925.00	17,052,727.64	21,565,145.39	26,491,952.94
TOTAL EXPENSES	5,173,180.44	23,184,034.19	35,248,389.79	45,350,080.23	55,429,213.34
NET PROFIT (LOSS)	-957,304.43	869,433.19	4,038,819.81	6,734,365.27	9,395,477.11

We expect increasing profits over the next 5 years, as we establish and increase our customer base. The following table shows the projected profit and loss over the years.

EXHIBIT C

Video Transcript

Unleash the power of joy and profit with PetJoy, an investment opportunity for pet lovers and savvy investors alike.

At PetJoy, they believe in enhancing the lives of our furry friends through innovative, high quality products that bring smiles to both pets and their owners.

"My Pets have PetJoy and so should yours."

Join PetJoy in a journey where passion meets potential profitability.

"The pets Love it, and we're really changing their health from the inside out."

PetJoy's commitment to excellence, sustainability and community engagement sets PetJoy apart in a thriving industry.

As a potential investor, you'll not only be a part of a company that's redefining pet wellbeing, but also a member of a vibrant community that values the bond between pets and their families.

"At PetJoy, quality Isn't just a promise, it's a commitment."

Invest now for a brighter future filled with wagging tails and potential soaring profits.

Invest today and let happiness lead the way.

Forward Looking Statements

Certain information set forth in this presentation contains "forward-looking information", including "future oriented financial information" and "financial outlook", under applicable securities laws (collectively referred to herein as forward-looking statements). Except for statements of historical fact, information contained herein constitutes forward-looking statements and includes, but is not limited to, the (i) projected financial performance of the Company; (ii) completion of, and the use of proceeds from, the sale of the shares being offered hereunder; (iii) the expected development of the Company's business, projects and joint ventures; (iv) execution of the Company's vision and growth strategy, including with respect to future M&A activity and global growth; (v) sources and availability of third-party financing for the Company's projects; (vi) completion of the Company's projects that are currently underway, in development or otherwise under consideration; (vi) renewal of the Company's current customer, supplier and other material agreements; and (vii) future liquidity, working capital, and capital requirements.Forward-looking statements are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-

looking statements. Although forward-looking statements contained in this presentation are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

EXHIBIT D

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

PetJoy Inc.
8 The Green, STE A
Dover, DE 19901

Ladies and Gentlemen:

The undersigned (the "Purchaser") understands that PetJoy Inc., a corporation organized under the laws of Delaware (the "Company"), is offering up to $1,235,000.00 of Shares of Class B Non-Voting Common Stock (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C dated December 15, 2023, as may be amended from time to time (the "Form C"). The Purchaser further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the Purchaser hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The Purchaser acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the Purchaser at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. New York time on December 15, 2024, or at such other time and place as the Company may designate by notice to the Purchaser.

4. Payment for Securities. Payment for the Securities shall be received by North Capital Private Securities Corporation (the "Escrow Facilitator") from the Purchaser by wire transfer of immediately available funds or other means approved by the Company at least two (2) days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Facilitator shall release such funds to the Company. The Purchaser shall receive notice

1

and evidence of the entry of the number of Securities owned by Purchaser reflected on the books and records of the Company and verified by KoreConX (the "Transfer Agent"), which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the Purchaser's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The Purchaser hereby represents and warrants to and covenants with the Company that:

a) General.
i. The Purchaser has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the Purchaser hereunder, and such purchase will not contravene any law, rule or regulation binding on the Purchaser or any investment guideline or restriction applicable to the Purchaser.

ii. The Purchaser is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The Purchaser will comply with all applicable laws and regulations in effect in any jurisdiction in which the Purchaser purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the Purchaser is subject or in which the Purchaser makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the Purchaser has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
i. The Purchaser has received a copy of the Form C. With respect to information provided by the Company, the Purchaser has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The Purchaser understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The Purchaser represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The Purchaser confirms that it is not relying and will not rely on any communication (written or oral) of the Company, Title3Funds.com, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, Title3Funds or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, Title3Funds.com nor any of their respective affiliates is acting or has acted as an advisor to the Purchaser in deciding to invest in the Securities. The Purchaser acknowledges that neither the Company, Title3Funds.com nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the Purchaser's authority or suitability to invest in the Securities.

iv. The Purchaser is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The Purchaser has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The Purchaser understands that, unless the Purchaser notifies the Company in writing to the contrary at or before the Closing, each of the Purchaser's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the Purchaser.

vi. The Purchaser acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the Purchaser.

vii. The Purchaser understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.
i. The Purchaser confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the Purchaser regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the Purchaser is not relying on the advice or recommendations of the Company and the Purchaser has made its own independent decision that the investment in the Securities is suitable and appropriate for the Purchaser.

d) Status of Undersigned.
i. The Purchaser has such knowledge, skill and experience in business, financial and investment matters that the Purchaser is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the Purchaser's own professional advisors, to the extent that the Purchaser has deemed appropriate, the Purchaser has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The Purchaser has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the Purchaser is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The Purchaser is acquiring the Securities solely for the Purchaser's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The Purchaser understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Purchaser and of the other representations made by the Purchaser in this Subscription Agreement. The Purchaser understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The Purchaser understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the Purchaser may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The Purchaser understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the Purchaser understands that the Purchaser must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The Purchaser agrees that the Purchaser will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. The Company's Right of First Refusal. In addition to the foregoing transfer restrictions, no Securities issued pursuant to this Agreement, nor any beneficial interest in such Securities, shall be sold, transferred, encumbered or otherwise disposed of in any way (voluntarily or involuntarily, whether by operation of law or otherwise) by Purchaser or any subsequent transferee, other than in compliance with the Company's right of first refusal provisions contained in this Section 7.

(a) *Right of First Refusal.* In the event that Purchaser proposes to sell, pledge or otherwise transfer to a third party (the "Transferee") all or a portion of the Securities, or any interest therein, the Company shall have the right of first refusal with respect to such Securities (the "Right of First Refusal"). If Purchaser desires to transfer all or a portion of the Securities, Purchaser shall give a written notice (the "Transfer Notice") to the Company describing fully the proposed transfer, including the number of Securities proposed to be transferred, the proposed transfer price, the name and address of the proposed Transferee and proof satisfactory to the Company that the proposed sale or transfer will not violate any applicable federal, state or foreign securities laws. The Transfer Notice shall be signed both by Purchaser and by the proposed Transferee and must constitute a binding commitment of both parties to the transfer of the Securities. The Company shall have the right to purchase the Securities on the terms of the proposal described in the Transfer Notice (subject, however, to any change in such terms permitted under Subsection (b) below) by delivery of a notice of exercise of the Right of First Refusal within thirty (30) days after the date when the Transfer Notice was received by the Company.

(b) *Transfer of Securities.* If the Company fails to exercise its Right of First Refusal within thirty (30) days after receiving the Transfer Notice, Purchaser may, not later than ninety (90) days after the Company received the Transfer Notice, conclude a transfer of the Securities subject to the Transfer Notice on the terms and conditions described in the Transfer Notice, provided that any such sale is made in compliance with applicable federal, state and foreign securities laws and not in violation of any other contractual restrictions to which Purchaser is bound. Any proposed transfer on terms and conditions different from those described in the Transfer Notice, as well as any subsequent proposed transfer by the Purchaser, shall again be subject to the Right of First Refusal and shall require compliance with the procedure described in Section 7(a) above. If the Company exercises its Right of First Refusal, the parties shall consummate the sale of the Securities on the terms set forth in the Transfer Notice within sixty (60) days after the Company received the Transfer Notice (or within such longer period as may have been specified in the Transfer Notice); provided, however, that in the event the Transfer Notice provided that payment for the Securities was to be made in a form other than cash or cash equivalents paid at the time of transfer, the Company shall have the option of paying for the Securities with cash equal to the present value of the consideration described in the Transfer Notice.

(c) *Additional or Exchanged Securities and Property.* In the event of a merger or consolidation of the Company with or into another entity, any other corporate reorganization, a stock split, the declaration of a stock dividend, the declaration of an extraordinary dividend payable in a form other than stock, a spin-off, an adjustment in conversion ratio, a recapitalization or a similar transaction affecting the Company's outstanding securities, any securities or other property (including cash or cash equivalents) that are by reason of such transaction exchanged for, or distributed with respect to, any Securities subject to this Section 8 shall immediately be subject to the Right of First Refusal. Appropriate adjustments to reflect the exchange or distribution of such securities or property shall be made to the number and/or class of the Securities subject to this Section 7.

(d) *Termination of Right of First Refusal.* Any other provision of this Section 7 notwithstanding, in the event that the capital stock of the Company is readily tradable on an

5

established securities market when Purchaser desires to transfer Securities, the Company shall have no Right of First Refusal, and Purchaser shall have no obligation to comply with the procedures prescribed above.

(e) *Exception for Certain Family Transfers.* Notwithstanding anything to the contrary contained elsewhere in this Section 7, the transfer of any or all of the Securities during the Purchaser's lifetime or on the Purchaser's death by will or intestacy to the Purchaser's spouse, child, father, mother, brother, sister, father-in-law, mother-in-law, brother-in-law, sister-in-law, grandfather, grandmother, grandchild, cousin, aunt, uncle, niece, nephew, stepchild, or to a trust or other similar estate planning vehicle for the benefit of the Purchaser or any such person, shall be exempt from the provisions of this section; *provided* that, in each such case, the transferee agrees in writing to receive and hold the Securities so transferred subject to all of the provisions of this Agreement, including but not limited to this section, and there shall be no further transfer of such Securities except in accordance with the terms of this section; and *provided further*, that without the prior written consent of the Company, which may be withheld in the sole discretion of the Company, no more than three transfers may be made pursuant to this subsection, including all transfers by the Purchaser and all transfers by any transferee.

(f) *Termination of Right of First Refusal.* The right of first refusal contained in this Section 7 shall terminate as to all Securities issued hereunder upon the earlier of: (i) the closing date of the first sale of common stock to the general public pursuant to a registration statement filed with and declared effective by the Securities and Exchange Commission under the Securities Act; and (ii) the closing date of a change of control pursuant to which the holders of the outstanding voting securities of the Company receive securities of a class registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

(g) *Assignment of Right of First Refusal.* The Company may freely assign the Company's Right of First Refusal, in whole or in part. Any person who accepts an assignment of the Right of First Refusal from the Company shall assume all of the Company's rights and obligations under this Section 7.

8. Conditions to Obligations of the Undersigned and the Company. The obligations of the Purchaser to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the Purchaser contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

9. Obligations Irrevocable. Following the Closing, the obligations of the Purchaser shall be irrevocable.

10. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

11. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

12. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the Purchaser without the prior written consent of the other party.

13. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

14. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the Purchaser ("Proceedings"), the Purchaser irrevocably submits to the jurisdiction of the federal or state courts located in the State of Delaware, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

15. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

16. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

17. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

18. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	PetJoy Inc. 8 The Green, STE A Dover, DE 19901 Attn: Rick Bennink Email: rick@brandedoffers.com
If to the Purchaser:	[PURCHASER ADDRESS] [PURCHASE E-MAIL]

19. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

20. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the

transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the Purchaser and (iii) the death or disability of the Purchaser.

21. Notification of Changes. The Purchaser hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the Purchaser contained in this Subscription Agreement to be false or incorrect.

22. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Purchaser has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____   Name:

PURCHASER (if an entity):
_____   Legal Name of Entity   By_____   Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [AMOUNT OF SECURITIES TO BE ACQUIRED BY PURCHASER] for [TOTAL AMOUNT TO BE PAID BY PURCHASER].

PetJoy Inc.
By_____   Name: Rick Bennink   Title: CEO